Filed pursuant to Rule 433
Registration No. 333-150603
May 13, 2008

PRICING TERM SHEET

Issuer:	Columbus Southern Power Company
Designation:	6.05% Series G Senior Notes due 2018
Principal Amount:	$350,000,000
Maturity:	May 1, 2018
Coupon:	6.05%
Interest Payment Dates:	May 1 and November 1
First Interest Payment Date:	November 1, 2008
Treasury Benchmark:	3.875% due May 15, 2018
Treasury Price:	99-30+
Treasury Yield:	3.881%
Reoffer Spread:	+220 basis points
Yield to Maturity:	6.081%
Price to Public:	$99.774
Optional redemption	Make-Whole Call, at any time at a discount rate of Treasury plus 35 basis points
Minimum Denomination:	$2,000 x $1,000
Joint Book-Running Managers:	BNY Mellon Capital Markets, LLC Goldman, Sachs & Co. Lehman Brothers Inc.
Co-managers	SunTrust Robinson Humphrey, Inc. NatCity Investments, Inc. Fifth Third Securities, Inc.
Settlement Date:	May 16, 2008
CUSIP:	199575 AW1
Ratings:	A3 by Moody’s Investors Service, Inc. BBB by Standard & Poor’s Ratings Services A- by Fitch Ratings Ltd.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in the registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNY Mellon Capital Markets, LLC toll free at 1-800-269-6864, Goldman, Sachs & Co. toll free at 1-866-471-2526, or Lehman Brothers Inc. toll free at 1-888-630-5847.